UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of September 2025

Commission File Number: 001-42523

GCL Global Holdings Ltd

(Exact Name of Registrant as Specified in its Charter)

29 Tai Seng Avenue, #02-01

Singapore 534119

(Address of Principal Executive Offices and Zip Code)

Registrant’s telephone number, including area code: +65 80427330

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F. Form 20-F ☒ Form 40-F ☐

GCL Global Holdings Ltd (“GCL” or the “Company”) issued press releases between September 3 and September 5, 2025 relating to its participation in the upcoming H.C. Wainwright conference, the game “Mandragora,” a non-binding term sheet with Harmony Capital, and a publishing agreement with the game “The Defiant.” The Company is including in this filing investors presentation materials for the month of September 2025.

Exhibit Index

No.	Description of Exhibit
99.1	Press release dated September 3, 2025
99.2	Press release dated September 4, 2025
99.3	Press release dated September 5, 2025 relating to a non-binding term sheet with Harmony Capital
99.4	Press release dated September 5, 2025 relating to a publishing agreement
99.5	Investors presentation for the month of September 2025

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Dated: September 5, 2025

GCL Global Holdings Ltd.

	By:	/s/ Sebastian Toke
	Name:	Sebastian Toke
	Title:	Group CEO

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